UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

The J. Crew Delaware Trust A

c/o J.P. Morgan Trust Company of Delaware, Trustee

500 Stanton-Christiana Road, DE3-1600

Newark, Delaware 19713

302-634-1627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons The J. Crew Delaware Trust A
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%(1)
14. Type of Reporting Person (See Instructions) OO

(1)	The percentage is calculated based on 9,222,157 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of May 5, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on May 9, 2023.

Explanatory Note

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on October 17, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on October 22, 2021 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

On June 4, 2023, the Reporting Person transferred 2,356,132 shares of Common Stock to the beneficiaries of the Reporting Person at the direction of J.P. Morgan Trust Company of Delaware, the trustee of the Reporting Person, for no consideration in order to facilitate the administration of certain assets of the Reporting Person (the “Distribution”).

The Distribution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership previously reported by the Reporting Person on the Schedule 13D, such that the Reporting Person no longer beneficially owns any shares of Common Stock of the Issuer, and therefore ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock.

This Amendment is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Person as a result of the Distribution.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(e) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person are stated in Items 11 and 13 on the cover pages hereto.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
06/04/2023	J. Crew Delaware Trust A	0	1,570,755	$0	Gift
06/04/2023	J. Crew Delaware Trust A	0	785,377	$0	Gift

(d)       Not applicable.

(e)       On June 4, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2023

THE J. CREW DELAWARE TRUST A

By:	J.P. Morgan Trust Company of Delaware, Trustee
Name:	/s/ Brian Chipoletti
Title:	Vice President

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